UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated March 30, 2023
Commission File Number: 001-40286

Arrival
(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 30, 2023, Arrival published additional convening notices for the extraordinary general meeting of its shareholders to be held on April 6, 2023. Copies of the notification related to the addition of an agenda point to the general meeting and an updated proxy card are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Notification Related to the Addition of an Agenda Point to the General Meeting to Be Held on 6 April 2023
99.2	Updated Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: March 30, 2023